SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          Schedule 13G


           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                           LONMIN PLC
               (Formerly Lonrho PLC ORD GB 1.00)
            _______________________________________
                        (Name of Issuer)


                          Common Stock
            _______________________________________
                 (Title of Class of Securities)


                           543374979
            _______________________________________
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 6 Pages
CUSIP NO. 543374979             13G       Page 2 of 6 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   T. ROWE PRICE ASSOCIATES, INC.
   52-0556948

2  Check the Appropriate Box if a Member of a Group*

                                                       (a) ____
   NOT APPLICABLE                                      (b) ____

3  SEC Use Only

   ______________________________

4  Citizenship or Place of Organization

   MARYLAND

Number of      5  Sole Voting Power
               **
Shares            3,301,020

Beneficially   6  Shared Voting Power
               **
Owned By Each     NONE

Reporting      7  Sole Dispositive Power
               **
Person            7,076,530

With           8  Shared Dispositive Power

                  NONE

9  Aggregate Amount Beneficially Owned by Each Reporting Person

   7,076,530

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*

   NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

   4.2%

12 Type of Reporting Person*

   IA
              *SEE INSTRUCTION BEFORE FILLING OUT!
        **Any shares reported in Items 5 and 6 are also
                      reported in Item 7.
SCHEDULE 13G
PAGE 3 OF 6

Item 1(a) Name of Issuer:

          Reference is made to page 1 of this Schedule 13G

Item 1(b) Address of Issuer's Principal Executive Offices:

          4 Grosvenor Place, London, England SW1X 7DL

Item 2(a) Name of Person(s) Filing:

          (1)  T. Rowe Price Associates, Inc. ("Price
               Associates")

          (2)  ___________________________________

_____ Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
          Schedule 13G is being filed on behalf of each of them.

Item 2(b) Address of Principal Business Office:

          100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c) Citizenship or Place of Organization:

          (1)  Maryland

          (2)  ___________________________________

Item 2(d) Title of Class of Securities:

          Reference is made to page 1 of this Schedule 13G

Item 2(e) CUSIP Number: 543374979

Item 3    The person filing this Schedule 13G is an:

  X       Investment Adviser registered under Section 203 of the
          Investment Advisers Act of 1940

_____     Investment Company registered under Section 8 of the
          Investment Company Act of 1940
CUSIP 543374979
PAGE 4 OF 6

Item 4         Ownership                             Deemed
                                                  Outstanding
                                                      And
                                                  Beneficially
                                       Units     Owned Directly
                                       Deemed      Subject to
                                    Beneficially   Warrants &
                                       Owned       Conversion
                                      Directly     Privileges   Total
                                    ____________ ______________ _____

(1)      WITH RESPECT TO
         PRICE ASSOCIATES
         (includes shares
         reported in
         (2) below):

         (a) Amount
             Beneficially
             Owned . . . . . .          -0-       7,076,530  7,076,530

         (b) Percent of
             Class . . . . . . . . . . . . . . . . . . . . . .    4.2%
         (c) Number of
             units as
             to which
             such
             person has: . . .

            (i)  *sole power
                 to vote or
                 to direct
                 the vote . . .         -0-      3,301,020   3,301,020

           (ii)  *shared power
                 to vote or
                 to direct
                 the vote . . .         -0-         -0-        -0-

          (iii)  *sole power
                 to dispose or
                 to direct the
                 disposition
                 of . . . . .           -0-      7,076,530  7,076,530

           (iv)  *shared power
                 to dispose or
                 to direct the
                 disposition
                 of . . . . .           -0-         -0-        -0-
SCHEDULE 13G
PAGE 5 OF 6

Item 5      Ownership of Five Percent or Less of a Class.

_____       Not Applicable.

  X This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6      Ownership of More than Five Percent on Behalf of
            Another Person

            (1) Price Associates does not serve as custodian of
                the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

                The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

                Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

            (2) With respect to securities owned by any one of
                the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7      Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company.

            Not Applicable.

Item 8      Identification and Classification of Members of the
            Group.

            Not Applicable.
SCHEDULE 13G
PAGE 6 OF 6

Item 9        Notice of Dissolution of Group.

              Not Applicable.

Item 10       Certification.

              By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of this
              Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                              Signature.

              After reasonable inquiry and to the best of my
              (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

                  Dated:  February 14, 2000


                  T. ROWE PRICE ASSOCIATES, INC.



                  By:  /s/ Henry H. Hopkins
                       Henry H. Hopkins, Managing Director




Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

12/31/1999